Exhibit 99.1

Jiayuan.com International Ltd. Enters Into Definitive Merger Agreement

BEIJING, December 7, 2015 —Jiayuan.com International Ltd. (NASDAQ: DATE) (“Jiayuan” or the “Company”), operator of the largest online dating platform in China, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with LoveWorld Inc. (“Parent”) and FutureWorld Inc. (“Merger Subsidiary”), a wholly-owned subsidiary of Parent.  Parent and Merger Subsidiary are indirect, wholly-owned subsidiaries of Baihe Network Co., Ltd. (“Baihe”), a joint-stock company listed on the National Equities Exchange and Quotations of the PRC.

Pursuant to the Merger Agreement, Parent will acquire the Company for cash consideration equal to US$5.04 per ordinary share of the Company (each, a “Share”) and US$7.56 per American depositary share of the Company (“ADS”), each two ADSs representing three Shares. This price represents an approximately 62.9% premium over the closing price of the ADSs as quoted by NASDAQ Global Select Market (“NASDAQ”) on March 2, 2015, the last trading day immediately prior to the Company’s announcement on March 3, 2015 that it had received a “going private” proposal from Vast Profit Holdings Limited, one of the Company’s shareholders, and an approximately 58.7% premium over the volume-weighted average trading price of the ADSs during the 30 trading days prior to, and including, March 2, 2015.

The consideration to be paid to holders of Shares and ADSs pursuant to the Merger Agreement also represents an increase of approximately 40.8% from the original US$3.58 per Share and US$5.37 per ADS offer price included in the March 3, 2015 “going private” proposal.

Subject to the terms and conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Company, with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (the “Merger”), and each of the Shares issued and outstanding immediately prior to the effective time of the Merger (including Shares represented by ADSs) will be cancelled in consideration for the right to receive US$5.04 per Share or US$7.56 per ADS, in each case, in cash, without interest, except for Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

In connection with the entry into the Merger Agreement, Baihe has deposited a cash amount equal to RMB 150,000,000 with the Company, which would be utilized to fund a portion of the merger consideration.  Baihe intends to fund the remainder of the merger consideration through a private placement of its shares, or a bank loan as an alternative.  Baihe has also entered into a guarantee in favor of the Company pursuant to which it has agreed to guarantee the obligations of Parent and Merger Subsidiary under the Merger Agreement.

The Company’s Board of Directors, acting upon the unanimous recommendation of the special committee of independent directors formed by the Board of Directors (the “Special Committee”), unanimously approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger and the transactions contemplated thereby (the “Transactions”), including the Merger, and resolved to recommend that the Company’s shareholders vote to approve the Agreement and the Transactions, including the Merger.  The Special Committee, which is composed entirely of independent directors who are unaffiliated with Parent, Merger Subsidiary, Baihe or the management of the Company, exclusively negotiated the terms of the Agreement with Parent, Merger Subsidiary and Baihe with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close no later than the first quarter of 2016, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders holding two-thirds or more of the votes represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting, which will be convened to consider the approval of the Agreement and the Transactions, including the Merger.  If completed, the Transactions will result in the Company becoming a privately-held company and its ADSs will no longer be listed on NASDAQ.

After the Merger is completed, Mr. Linguang Wu, director and chief executive officer of the Company, will serve as co-chairman and co-chief executive officer of the Surviving Company, and Baihe will initiate its name changing process.

Barclays Bank PLC is serving as financial advisor to the Special Committee.  Davis Polk & Wardwell is serving as U.S. legal advisor to the Special Committee and Walkers is serving as Cayman Islands legal advisor to the Special Committee.  Shearman & Sterling is serving as legal advisor to Barclays Bank PLC.

Paul Hastings LLP is serving as U.S. legal advisor to the Company and Zhong Lun Law Firm is serving as PRC legal advisor to the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to Baihe, De Heng Law Offices is serving as PRC legal advisor to Baihe, Conyers Dill & Pearman is serving as Cayman Islands legal advisor to Baihe, and Haitong Security and Shiner Capital are serving as financial advisors to Baihe.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transactions, which will include the Merger Agreement. All parties desiring details regarding the Transactions are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the Transactions, the Company will prepare and mail a proxy statement to its shareholders.  The proxy statement will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transactions and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Jiayuan.com International Ltd.

15th Floor, Anhua Development Building

No. 35 Anding Road

Chaoyang District, Beijing

People’s Republic of China

Tel: +86 10 6442-2321

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transactions. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement relating to the Transaction when it is furnished with the SEC.  Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transactions proceed.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the proxy statement to be furnished by the Company.  Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT JIAYUAN

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in the third quarter of 2015. Every two of Jiayuan’s American depositary shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Contacts:

China

Sonora Ma

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations

+86-10-5900-1548

carnell@christensenir.com

United States

Ms. Linda Bergkamp

Christensen Investor Relations Group

+1-480-614-3004

Email: lbergkamp@Christensenir.com